[LETTERHEAD OF ATLANTIC TECHNOLOGY VENTURES, INC.]



                                                     April 20, 2001


By Facsimile and Mail

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Atlantic Technology Ventures, Inc.
         Registration Statement on Form S-3 and Amendment No. 1 thereto File No. 333-57550

Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, Atlantic Technology Ventures, Inc. hereby makes application to withdraw the above-referenced registration statement and the amendment thereto. No securities were sold in connection with the offering to which the registration statement related. We anticipate shortly filing instead a registration statement on Form SB-2.

                                                     Very truly yours,


                                                     /s/ Frederic P. Zotos
                                                     ---------------------------
                                                     Frederic P. Zotos
                                                     President